

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Jason Ader
Chief Executive Officer
26 Capital Acquisition Corp.
OfficeEdge Miami
701 Brickell Avenue, Suite 1550
Miami, Florida 33131

> **Re: 26 Capital Acquisition Corp.**
> **Form 8-K filed August 11, 2023**
> **File No. 001-39900**

Dear Jason Ader:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed August 11, 2023

Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 1

1. Please revise your disclosure to a brief description of the facts underlying the conclusion regarding the non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the accounting error that you identified and its effects on your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 if you have any questions.

Sincerely,

Jason Ader
26 Capital Acquisition Corp.
August 14, 2023
Page 2

Division of Corporation Finance
Office of Real Estate & Construction